September 25,
2025

Kung Lok Chiu
Chief Executive Officer
CCSC Technology International Holdings Limited
301-03, 13/F Shatin Galleria, 18-24 Shan Mei Street
Fotan, Shatin, Hong Kong

       Re: CCSC Technology International Holdings Limited
           Amendment No. 3 to Registration Statement on Form F-1
           Filed September 24, 2025
           File No. 333-289769
Dear Kung Lok Chiu:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 3 to Registration Statement on Form F-1
Cover Page

1.     We note disclosure that the    actual public offering price will be
determined at the time
       of pricing and may be at a discount to the current market price of our Class A
       Ordinary Shares or to the assumed price set forth above.    Please
revise the underlined
       disclosure to state    will likely, or will.
2. Please revise to state on the cover page that each Class A Ordinary Share will be sold together with two Warrants. Also, disclose on the cover page and throughout the filing that the price of the securities being offered will be fixed for the duration of the
       offering. Further, we note disclosure on page 17 that    [b]ecause the
sales of the shares
       offered hereby    if we sell shares at prices significantly below the
price at which they
       invested.    Please revise to clarify that the offering will be made at a fixed price for the
       duration of the offering or remove this disclosure.
 September 25, 2025
Page 2

The Offering, page 14

3.     Refer to the disclosure under    Ordinary Shares Outstanding Immediately
After the
       Offering    and footnote (1). The disclosure that 20,581,250 Class A
Ordinary Shares
       are outstanding as of the date of this prospectus appears inconsistent with the other disclosure that 6,581,250 Class A Ordinary Shares are outstanding. Please revise here and page 24 to reconcile these discrepancies.
       Please contact Jenny O'Shanick at 202-551-8005 or Erin Purnell at 202-551-3454
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Lisa Forcht